Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  Nebula Caravel Acquisition Corp.

Commission File No. 333-253110

Rover Reports Strong First Quarter Data Showing Signs of Rapid Acceleration and Post-Pandemic Recovery

• Growth Drivers Include Return to Travel and New Booking Surge for Daycare Services from

“Pandemic Puppies”

• March 2021 GBV (Gross Booking Volume) was up 67% vs 2020 and continued to approach

2019 levels

SEATTLE, WA – April 23, 2021 – Rover.com, the world’s largest online marketplace for pet care, released key data signaling significant demand for pet services in the first quarter of 2021. The findings highlight the company’s growth trajectory, which has been impacted by the return to travel and the phenomenon of “pandemic puppies.”

“Delivering trusted care for both new pet parents and those returning to travel is an essential part of furthering Rover’s mission,” said Rover CEO, Aaron Easterly. “We are encouraged to see that pet parents are turning to Rover to find loving care for their furry family members.”

Booking YoY% Yo2Y% 60% 30% 0% (30%) (60%) Q4 ‘20 Jan ‘21 Feb ‘21 Mar ‘21 Total Bookings (000s) 559 171 192 280 1-Year Prior 1,106 352 359 214 2-Years Prior 861 278 273 329 YoY % (49%) (52%) (47%) 31% Yo2Y % (35%) (39%) (30%) (15%)
GBV YoY% Yo2Y% 60% 30% 0% (30%) (60%) Q4 ‘20 Jan ‘21 Feb ‘21 Mar ‘21 GBV ($mm) $56.7 $15.5 $18.8 $30.4 1-Year Prior $115.3 $34.3 $34.2 $18.2 2-Years Prior $93.8 $28.3 $28.1 $34.7 YoY% (51%) (55%) (45%) 67% Yo2Y% (40%) (45%) (33%) (12%)
Note: Yo2Y% calculated as simple growth rate vs. period 2-years prior

New pet care bookings on Rover have returned to pre-pandemic levels. During the last week of March 2021, Rover had its highest volume week of new bookings since Christmas 2019, and significantly more new bookings than any week in 2020.

Pet parents are planning for travel:

Rover saw both an increase in the duration of bookings on the platform and the time between booking and the service being delivered. This is typically tied to overnight services such as pet boarding and house sitting.

•	Stay length for overnight services is returning to seasonal norms: the average stay length in Q1 2019 and 2021 was ~4 nights.

•	Requests for services are being made further in advance: the median lead time for pet care requests in March 2021 was up ~15% over March 2019.

Pandemic puppies fuel growth in pet care services:

Pet ownership and spending per pet has been steadily rising in the US over the past several years, but in 2020, the rate of US pet adoptions nearly quadrupled to 35% compared to 9% in 2019. The “pandemic puppy” boom is a real phenomenon and is one of the many growth drivers for Rover.

•

Of all the new pet profiles added to the Rover platform in Q1 of 2021, the percentage of puppies is up 38% over Q1 2019. Existing Rover users added ~30% more puppies to their profiles in Q1 of 2021 than they did in Q1 of 2019.

•	In March 2021, new customer bookings for puppies were up 24% relative to the same period in 2019.

•	New customer daycare bookings for puppies in Q1 2021 was up 64% over the same period in 2019, a historic high.

Growth in pet care bookings was strong across the United States:

While the exact rate of recovery continues to vary somewhat by locale, Rover is seeing strong growth across all of the most populated states:

•

For all bookings, California, Florida, New York and Texas are up 45%, 42%, 44% and 69% respectively month-over-month from February to March. Historically, the seasonal trend is about a 20% increase during the same timeframe.

About Rover

Founded in 2011 and based in Seattle, Rover is the world’s largest online marketplace for pet care. Rover connects pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, drop-in visits, and grooming. Millions of pet parents have booked a service on Rover, with more than 500,000 pet care providers across North America and Europe.

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Contacts

Media:

pr@rover.com

Kristin Sandberg

(360) 510-6365

Investor:

brinlea@blueshirtgroup.com

Brinlea Johnson

(415) 269-2645